EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

Agility Multi-Asset Income Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your Shares of beneficial interest in the Fund (your “Shares”).

If you have tendered and the Fund has purchased only a portion of your Shares, you will receive an initial payment of 100% of the estimated unaudited net asset value of the Shares repurchased based on the unaudited value of the Fund as of September 30, 2022, in accordance with the terms of the tender offer, less any Early Withdrawal Charge relating to such Shares. If you have tendered and the Fund has purchased all of your Shares, you will receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited value of the Fund as of September 30, 2022, in accordance with the terms of the tender offer, less any Early Withdrawal Charge relating to such Shares. A cash payment in the applicable amount will be wire transferred to the account designated by you in your Letter of Transmittal approximately on November 4, 2022, unless the repurchase date of the Shares in the Fund has changed; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $25,000 (except as a result of pro ration), the Fund’s Board of Trustees reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Shares, in accordance with the terms of the tender offer.

The terms of the tender offer provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of November 2022.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 449-4909.

Sincerely,

Agility Multi-Asset Income Fund

[______ __, 20__]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your Shares in Agility Multi-Asset Income Fund (the “Fund”).

If you have tendered and the Fund has purchased only a portion of your Shares, you will receive an initial payment of 100% of the estimated unaudited net asset value of the Shares repurchased based on the unaudited value of the Fund as of September 30, 2022, in accordance with the terms of the tender offer, less any Early Withdrawal Charge relating to such Shares. If you have tendered and the Fund has purchased all of your Shares, you will receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited value of the Fund as of September 30, 2022, in accordance with the terms of the tender offer, less any Early Withdrawal Charge relating to such Shares. A cash payment in the applicable amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount, if any, will be paid to you in full no later than 5 business days following the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of November 2022.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 449-4909.

Sincerely,

Agility Multi-Asset Income Fund

Enclosure

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